Exhibit 99.1

Suncor Energy increases dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (November 12, 2024) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.57 per common share, representing an approximate increase of 5% over the prior quarterly dividend.

“Sustained operational improvements across our asset base, the continued realization of free funds flow improvements as well as meaningful share buybacks have driven stronger free funds flow per share,” said Rich Kruger, Suncor President and Chief Executive Officer. “The Board of Directors’ confidence in improving operating performance and the strengthening of our financial position supports increasing the quarterly dividend as part of our commitment to increasing shareholder returns.”

The dividend will be payable December 24, 2024 to shareholders of record at the close of business on December 3, 2024.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com